Exhibit 99.2

Intelligent Living Application Group Inc.

PROXY FOR EXTRAORDINARY GENERAL MEETING

To Be Held on December 15, 2025

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSALS.

1. Proposal No. 1 — Authorized Capital Increase Proposal — To approve, as an ordinary resolution, that the authorised share capital of the Company be increased from US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 450,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 50,000,000 preferred shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles to US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 4,500,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 500,000,000 preferred shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles by the creation of an additional 4,050,000,000 ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 450,000,000 preferred shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles each in the capital of the Company, which shares shall rank pari passu in all respects with the existing authorised and issued shares of the same class in the share capital of the Company..

______FOR	______ AGAINST	_____ ABSTAIN

2. Proposal No. 2 — Charter Amendment Proposal — To approve, subject to and conditional upon the passing of Proposal No. 1, as a special resolution, that clause 8 of the company’s memorandum of association be deleted in its entirety and replaced with the following new clause 8:

“The share capital of the Company is US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 4,500,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 500,000,000 preferred shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.”

_____ FOR	_______ AGAINST	______ ABSTAIN

3. To approve to adjourn the Extraordinary General Meeting, if necessary or appropriate, to solicit additional proxies in favor of the Proposals No. 1- 2 listed above

_____ FOR	_______ AGAINST	______ ABSTAIN

This Proxy is solicited on behalf of the management of Intelligent Living Application Group Inc. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N, Suite 140

Clearwater FL 33764

The undersigned hereby appoints Bong Lau and Frederick Wong as proxy, with the power to appoint their substitute, to vote all the ordinary shares of the Company which the undersigned would be entitled to vote if personally present at the Extraordinary General Meeting of Shareholders to be held at Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong, on December 15, 2025, at 10:30 a.m. local time, or at any postponement or adjournment thereof, and upon any and all matters which may properly be brought before the Meeting or any postponement or adjournments thereof, hereby revoking all former proxies.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder	Signature of Joint Shareholder

Dated: